Robert Charles Brighton, Jr. Shareholder Phone: 954.985.4178 Fax: 954.985.4176 Rbrighton@beckerlawyers.com

Becker & Poliakoff

1 East Broward Blvd.

Suite 1800
Ft. Lauderdale, FL 33301

October 6, 2023

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, DC 20549

Attention:	Ms. Kathryn Jacobson
Mr. Robert Littlepage

Re:	Flag Ship Acquisition Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed December 14, 2022
File No. 333-261028

To the Reviewing Staff Members of the Commission:

On behalf of our client, Flag Ship Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 12, 2023 on the Company’s Amendment No. 3 to Registration Statement on Form S-1 previously submitted on December 14, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 4 to its registration statement on Form S-1 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

United States Securities & Exchange Commission

Division of Corporation Finance

October 6, 2023

Amendment No. 3 to Registration Statement on Form S-1 filed December 14, 2022

Private Placement Units, page 132

1.	We note your disclosure hereunder that the warrants included in the "private placement units will be redeemable and exercisable by the holders on the same basis as the warrants included in the units being sold in this offering." However, we note in your definition of warrants on page 1 (and related disclosures elsewhere in the filing) that private placement warrants are redeemable "to the extent that they are no longer held by the initial purchasers of the private placement units or their permitted transferees." Because the settlement amount for the subject warrants depends solely on who holds the instrument, and this is not an input to the fair value of a fixed-for-fixed option or forward on equity shares, it appears this provision would cause the private placement warrants to fail Step 2 of the indexation guidance under ASC 815-40-15. If so, the private placement warrants would be classified as liabilities. Please clarify if this is the case, and revise your disclosure as appropriate.

The Company has determined not to include warrants in the units being offered pursuant to the registration statement and, accordingly, we have revised the cover page of the Registration Statement and elsewhere in the prospectus to reflect that the securities being offering do not include warrants. We believe that the removal of the warrants from the securities being offered eliminates the need to otherwise respond to the Staff’s comment.

We trust that our response fully addresses the concerns of the Staff as expressed in its comment letter. Should you have additional questions regarding the information contained in the Registration Statement or prospectus or with respect to our response to the comment letter, please contact the undersigned at rbrighton@beckerlawyers.com or Bill Huo, Esq. at bhuo@beckerlawyers.com. You may also contact the undersigned by phone at (954) 985-4178.

Very truly yours,

By:	/s/ Robert C. Brighton, Jr.
Name:	Robert C. Brighton, Jr.

cc:	Mr. Matthew Chen
Chief Executive Officer
Flag Ship Acquisition Corporation